OMV 082-03209

AD-HOC REPORT
In compliance with Law no. 297/2004 and Regulation no.1/2006 of CNVM


10015054

SUPPL

2010 JAN 11 A 1:54
RECEIVED

Date of report: **December 16, 2009**
Name of issuer: **PETROM S.A.**
Headquarters: **Bucharest, Calea Dorobantilor nr. 239 sector 1**
Telephone/fax number: **+40 372 429082/ +40 372 868518**
Sole registration number at the Trade Register Office: **1590082**
Fiscal attribute: **R**
Trade Register Number: **J 40/8302/1997**
Share capital: **5,664,410,833.5 RON**
Regulated market on which the issued shares are traded: **Bucharest Stock Exchange**

Significant event to be reported, following the Petrom Supervisory Board meeting held on December 15:

Petrom adapts the business to prosper in a challenging environment

- **Significant improvements made in the last 5 years have laid a solid foundation for future development; restructuring continues to close the gap to international oil and gas industry standards, while maintaining a strong overall financial position**
- **Petrom sets framework for future refining strategy – planned investments of EUR 750 mn for 2010-2014**
- **Decision to exit the chemical business by the end of 2010**

Petrom, the largest oil and gas producer in Southeastern Europe, has reviewed its development options and the financial implications thereof in light of both current market conditions and the particularly weak long-term demand outlook in refining. Several decisions have been made at Petrom's Supervisory Board meeting yesterday in order to adapt Petrom's value chain to the challenging environment and to tailor it to fit significantly altered supply-and-demand fundamentals. In this regard, Petrom has set up the framework for its future refining strategy as well as decided to exit the chemicals sector.

In the 5 years since privatization, Petrom has recorded numerous improvements, made possible by its restructuring efforts and investment programs, which enabled the company to lay a solid foundation for its future development. Going forward, Petrom will continue its restructuring program to close the gap to international oil and gas industry standards, while maintaining a strong overall financial position. In response to the ongoing challenges posed by the current economic environment in our operating regions, Petrom had to weigh up its development options under a completely altered economic landscape while pursuing its strategic aim of transforming from a leading integrated oil and gas company to a key energy player in Southeastern Europe.

Mariana Gheorghe, CEO of Petrom commented: "In an effort to enhance the value of integration in Petrom, we are exiting non-core businesses with the aim of preserving our future cash flows and in order to allocate our resources in the most profitable way. As part of this process, we will stay committed to our objective to increase efficiency and reduce costs,




PETROM
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while assessing investment opportunities that can ensure future growth and sustainable development."

Framework for the future refining strategy within new market configuration
Petrom's decision as to the future structure of its refining operations must take into consideration the very depressed margin environment which currently prevails together with a challenging medium-term outlook given the overcapacity in the industry not only in Romania but in all of Europe. The primary role of our refining business is to process domestic crude production. Within the new market configuration, the scope of the original investment plan has been changed; the capacity of Petrobrazi refinery will be adjusted to 4.2 mn t.p.a., making it a much more suitable size for processing domestic crude production of Petrom. To this end, Petrom will invest some EUR 750 mn between 2010 and 2014 in modernizing and ensuring the maintenance of its Petrobrazi facility. The revision of the original investment plan will lead to an impairment of around EUR 60 mn relating to costs already incurred which will be booked in Q4/09.
The Arpechim bulk refinery – depending on the prevailing margin and supply conditions – will operate solely on an "as needed" basis until 2011. Alternative options thereafter for the Arpechim bulk refinery will be assessed.

In this context, the major objective for Petrom's E&P business is to minimize the impact of the natural decline on its production rate. This is particularly challenging given the mature nature of Petrom's reserves base.

Exiting non-core segments
Regarding the chemicals and petrochemicals segments, as both are non-core businesses of Petrom and taking into account their poor economic condition in the current and foreseeable environment, management has decided to exit these businesses. Petrom will divest chemicals by the end of 2010 and until then will run the operations of Doljchim on an "as needed" basis and according to the company's integration needs. Furthermore, negotiations for the sale of the petrochemical unit at the Arpechim refinery to its principal customer Oltchim will continue.

Maintaining a strong financial position
The significant improvements made in the past five years of restructuring and modernization, such as the stabilization of oil production and the increased reserve replacement rate as well as the optimized filling stations network and increased energy efficiency in refining, ensure a solid foundation for future development. Insofar, the aforementioned improvements have been funded out of the company's strong cash flow coupled with the capital increase proceeds at the time of privatization. To sustain this strong position and to continue to fund its future investment needs whilst maintaining a strong balance sheet, Petrom does not rule out the possibility that it will seek access to fresh equity in the future and/or other financing options.

Mariana Gheorghe
Chief Executive Officer

Sorana Baciu
Director
Corporate Development & Investor Relations

Contact details
Tel: 0040-372-429 082, Fax: 0040-372-868518
e-mail address: investor.relations.petrom@petrom.com


PETROM
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